BresaGen

ACN 007 988 767
Phone: +61 8 8234 2660
Fax: +61 8 8234 6268
Address: 8 Dalgleish Street
Thebarton South Australia 5031
www.bresagen.com

04036924

FACSIMILE TRANSMISSION

TO:	**The Office of International Corporate Finance**
COMPANY:	SEC
FAX NUMBER:	0011 1 202 942 9624
FROM:	Trudy Fenton
DATE:	Tuesday, 7 September 2004
SUBJECT:	ASX Announcements
PAGES (inc. cover)	2

SUPPL

RECEIVED 2004 SEP 16 A 7:17 OFFICE OF INTERNATIONAL CORPORATE FINANCE

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135, to file home country announcements, please find the following announcements which have recently been released through the Australian Stock Exchange –

1. Cythera Merges with Novocell dated 2 September, 2004.
2. Statutory Relief from ASIC dated 6 September, 2004.

Yours sincerely

Trudy Fenton
Corporate Administrator

tfenton@bresagen.com.au

PROCESSED
SEP 17 2004
THOMSON
FINANCIAL

dlw 9/16

If there are any problems with this transmission, call 08 8234 2660

ANNOUNCEMENT TO SHAREHOLDERS

2 September 2004

CYTHERA MERGES WITH NOVOCELL

On 9 July 2004 the Deed Administrators of BresaGen Limited ("**BresaGen**") announced the completion of the merger between BresaGen's wholly owned subsidiary BresaGen Inc and Cythera Inc ("**Cythera**") to form the newly merged Cythera entity.

The Deed Administrators now announce that the merged Cythera entity has merged with Novocell Inc ("**Novocell**") on 27 August 2004. Novocell is a mid-stage biopharmaceutical company focused on commercialising its encapsulated cell technology for the treatment of diabetes and other diseases. Novocell is based in Irvine, California.

Novocell is considerably more advanced than Cythera in its clinical development and will likely have strong proof-of-concept from human clinical trials within 12 months.

Shareholders will receive shareholder meeting documents shortly including an Independent Expert's Report which provides further information in relation to the Novocell merger.

Announcement to Shareholders

6 September 2004

STATUTORY RELIEF FROM ASIC

The Deed Administrators of BresaGen Limited (Subject to Deed of Company Arrangement ("BresaGen") announce that BresaGen has received an Order from the Australian Securities and Investments Commission pursuant to subsection 111AT(1) of the Corporations Act relieving it of certain financial reporting obligations until 31 October 2004. This announcement is a condition of the Order.

BJ Carter and MD Lewis
Deed Administrators